Exhibit 99.1

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2025

BX VINE ML HOLDCO L.P.
By: BX Vine ML Holdco GP L.L.C., its general partner

By: /s/ Christopher Striano
Name: Christopher Striano
Title: Manager

BX VINE ML HOLDCO GP L.L.C.

By: /s/ Christopher Striano
Name: Christopher Striano
Title: Manager

BX VINE INTERMEDIATE HOLDCO L.P.
By: BCP VI/BEP II/BEP Holdings Manager
     L.L.C., its general partner

By: /s/ Christopher Striano
Name: Christopher Striano
Title: Senior Managing Director and Chief Operating Officer
of Global Finance

BCP VI/BEP II/BEP HOLDINGS MANAGER L.L.C.

By: /s/ Christopher Striano
Name: Christopher Striano
Title: Senior Managing Director and Chief Operating Officer
of Global Finance

BLACKSTONE MANAGEMENT ASSOCIATES VI L.L.C.
By: BMA VI L.L.C., its sole member

By: /s/ Tabea Hsi
Name: Tabea Hsi
Title: Authorized Signatory

BLACKSTONE ENERGY MANAGEMENT ASSOCIATES II L.L.C.
By: Blackstone EMA II L.L.C., its sole member

By: /s/ Tabea Hsi
Name: Tabea Hsi
Title: Authorized Signatory

BLACKSTONE ENERGY MANAGEMENT ASSOCIATES L.L.C.
By: Blackstone EMA L.L.C., its sole member

By: /s/ Tabea Hsi
Name: Tabea Hsi
Title: Authorized Signatory

BMA VI L.L.C.

By: /s/ Tabea Hsi
Name: Tabea Hsi
Title: Authorized Signatory

BLACKSTONE EMA II L.L.C.

By: /s/ Tabea Hsi
Name: Tabea Hsi
Title: Authorized Signatory

BLACKSTONE EMA L.L.C.

By: /s/ Tabea Hsi
Name: Tabea Hsi
Title: Authorized Signatory

BLACKSTONE HOLDINGS III L.P.
By: Blackstone Holdings III GP L.P., its general partner
By: Blackstone Holdings III GP Management L.L.C., its general partner

By: /s/ Tabea Hsi
Name: Tabea Hsi
Title: Senior Managing Director

BLACKSTONE HOLDINGS III GP L.P.
By: Blackstone Holdings III GP Management L.L.C., its
    general partner

By: /s/ Tabea Hsi
Name: Tabea Hsi
Title: Senior Managing Director

BLACKSTONE HOLDINGS III GP MANAGEMENT L.L.C.

By: /s/ Tabea Hsi
Name: Tabea Hsi
Title: Senior Managing Director

BLACKSTONE INC.

By: /s/ Tabea Hsi
Name: Tabea Hsi
Title: Senior Managing Director

BLACKSTONE GROUP MANAGEMENT L.L.C.

By: /s/ Tabea Hsi
Name: Tabea Hsi
Title: Senior Managing Director

/s/ Stephen A. Schwarzman
STEPHEN A. SCHWARZMAN